UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No 20)*


                                STRAWBRIDGE & CLOTHIER
                                   (Name of Issuer)


                    Series A Common Stock, par value $1 per share
                            (Title of Class of Securities)


                                    863200 10 1
                                    (CUSIP Number)




        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                     SCHEDULE 13G

        CUSIP No. 863200 10 1

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             G. Stockton Strawbridge
        ______________________________________________________________________
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
        ______________________________________________________________________
        3    SEC USE ONLY

        ______________________________________________________________________
        4    CITIZENSHIP OR PLACE OF ORGANIZATION


             U.S.A.
        ______________________________________________________________________
                            5  SOLE VOTING POWER
        NUMBER OF           275,649
        SHARES              ______________________________________________
        BENEFICIALLY        6  SHARED VOTING POWER
        OWNED BY            655,638
        EACH                ______________________________________________
        REPORTING           7  SOLE DISPOSITIVE POWER
        PERSON              64,648
        WITH                ______________________________________________
                            8  SHARED DISPOSITIVE POWER
                            866,639
        ______________________________________________________________________
        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            931,287 (See Note 1)
        ______________________________________________________________________
        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

        ______________________________________________________________________
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            8.8%    (See Note 3)
        ______________________________________________________________________
        12  TYPE OF REPORTING PERSON*
                            IN
        ______________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!











                                     SCHEDULE 13G

        CUSIP No. 863200 10 1

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter S. Strawbridge
        ______________________________________________________________________
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
        ______________________________________________________________________
        3    SEC USE ONLY

        ______________________________________________________________________
        4    CITIZENSHIP OR PLACE OF ORGANIZATION


             U.S.A.
        ______________________________________________________________________
                            5  SOLE VOTING POWER
        NUMBER OF            39,451
        SHARES              ______________________________________________
        BENEFICIALLY        6  SHARED VOTING POWER
        OWNED BY            659,453
        EACH                ______________________________________________
        REPORTING           7  SOLE DISPOSITIVE POWER
        PERSON               39,451
        WITH                ______________________________________________
                            8  SHARED DISPOSITIVE POWER
                            659,453
        ______________________________________________________________________
        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            698,904  (See Notes 1 and 2)
        ______________________________________________________________________
        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

        ______________________________________________________________________
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            6.6 %  (See Note 3)
        ______________________________________________________________________
        12  TYPE OF REPORTING PERSON*
                            IN
        ______________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!











                              FOOTNOTES TO SCHEDULE 13G

        1.   The shares beneficially owned are Series A Common Stock.

        2. Includes 21,218 shares of Series A Common Stock issuable within sixty days upon the exercise of stock options.

        3. Percent of the Series A Common Stock deemed to be outstanding at December 31, 1996, consisting of all the shares of Series A Common Stock outstanding (10,602,196) and shares of Series A Common Stock subject to options held by the reporting person.















































        Item 1.

             (a)  Name of Issuer: Strawbridge & Clothier

             (b)  Address of Issuer's Principal Executive Offices:
                                 801 Market Street
                                 Philadelphia, PA  19107-3199

        Item 2.

             (a)  Name of Person Filing:   G. Stockton Strawbridge (GSS)
                                           Peter S. Strawbridge (PSS)

             (b)  Address of Principal Business Office or, if none, Residence:
                                 801 Market Street
                                 Philadelphia, PA  19107-3199


             (c)  Citizenship: U.S.A.

             (d) Title of Class of Securities: Series A Common Stock, par value $1 per share

             (e)  CUSIP Number: 863200 10 1

             * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.

        Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  / /  Broker or Dealer registered under Section 15 of the Act
             (b)  / /  Bank as defined in section 3(a)(6) of the Act
             (c)  / /  Insurance company as defined in section 3(a)(19) of the
                       Act
             (d)  / /  Investment Company registered under section 8 of the
                       Investment Company Act
             (e)  / /  Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
             (f)  / /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
             (g)  / /  Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G)(Note: See Item 7)
             (h)  / /  Group, in accordance with Section 240.13d-
                       1(b)(1)(ii)(H)

             * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.








        Item 4.   Ownership

             If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)  Amount Beneficially Owned:      931,287 (GSS)
                                                  698,904 (PSS)
             (b)  Percent of Class:    8.8% (GSS)
                                       6.6% (PSS)
             (c)  Number of shares as to which such person has:

                           (i)    sole power to vote or to direct the vote
                                    275,649 (GSS)
                                     39,451 (PSS)
                           (ii)   shared power to vote or to direct the vote
                                    655,638 (GSS)
                                    659,453 (PSS)
                           (iii) sole power to dispose or to direct the disposition of
                                     64,648 (GSS)
                                     39,451 (PSS)
                           (iv) shared power to dispose or to direct the disposition of
                                    866,639 (GSS)
                                    659,453 (PSS)

        ** See Exhibit 1 attached hereto.


        Instruction:   For computations regarding securities which represent a
                       right to acquire an underlying security see Rule 13d-
                       3(d)(1).

        Item 5.   Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

        Instruction:   Dissolution of a group requires a response to this
                       item.


        Item 6.   Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 866,442 shares of Series A Common Stock. G. Stockton Strawbridge and Paul E. Shipley are trustees under a trust holding 211,001 shares of Series A Common Stock. G. Stockton Strawbridge, Peter S. Strawbridge and PNC Bank,


                  N.A. are trustees under three trusts, which hold an aggregate of 491,554 shares of Series A Common Stock and are trustees under three other trusts which hold an aggregate of 163,887 shares of Series A Common Stock.

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  See Exhibit 1 attached hereto for the identification and classification of each of the Reporting Persons.


        Item 8.   Identification and Classification of Members of the Group


        Item 9.   Notice of Dissolution of Group


        Item 10.  Certification

                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                      Date:  February 14, 1997

                                      Signature:   /s/ Francis J. Mirabello


                                      Name/Title:  G. Stockton Strawbridge,
                                                   by Francis J. Mirabello,
                                                   Executor*

                                      * Executor named under will but not yet
                                        appointed by the court

                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                      Date:  February 14, 1997


                                      Signature:   /s/ Peter S. Strawbridge

                                      Name/Title:  Peter S. Strawbridge



                                      Exhibit 1


                  The undersigned hereby agree that the attached statement is filed on behalf of each of G. Stockton Strawbridge and Peter S. Strawbridge.


        Date:  February 14, 1997            /s/ Francis J. Mirabello
                                           G. Stockton Strawbridge,
                                           by Francis J. Mirabello, Executor*

                                           * Executor named under will but not
                                           yet appointed by the court



        Date:  February 14, 1997            /s/ Peter S. Strawbridge
                                           Peter S. Strawbridge






































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